UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                                   ELTEK LTD.
                                   ----------
                                (Name of Issuer)

                  Ordinary Shares, par value NIS 0.6 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                   M40184 10 9
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 24, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1    NAME OF REPORTING PERSON: Joseph Maiman
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a) [ ]
                                                                      (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS: Not applicable.

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                                      [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: 654,286 Ordinary Shares
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: -0-
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: 654,286 Ordinary Shares
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER:  -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                         654,286 Ordinary Shares

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.68%

14    TYPE OF REPORTING PERSON:  IN


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


     This Amendment No.9 to the Statement on Schedule 13D dated April 11, 2005 is being filed by Mr. Joseph Maiman solely to correct an error under Item 5(c) of Amendment No. 8 to the Statement on Schedule 13D dated April 6, 2005 filed by Mr. Joseph Maiman. Item 5(c) of this Statement is hereby amended and restated to reflect that all of the transactions listed thereunder are sales, and not purchases as stated in Amendment No. 8 to the Statement on Schedule 13D.


Item 5. Interest in Securities of the Issuer.
        -------------------------------------

     ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

     (a) Mr. Maiman is the beneficial owner of 654,286 Ordinary Shares, or approximately 11.68% of the 5,602,511 Ordinary Shares, which the Issuer has advised him, were outstanding and issued on April 6, 2005. Of such shares, 626,535 Ordinary Shares are held of record by Integral International Inc. ("Integral"), a Panama corporation controlled by Mr. Maiman and 27,751 Ordinary Shares are held of record by Integral's wholly owned subsidiary, A. Sariel Ltd.

     (b) Mr. Maiman has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 654,286 Ordinary Shares currently beneficially owned by him.

     (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Mr. Maiman since January 1, 2005. All such transactions were open market sales effected on the Nasdaq SmallCap Market.


                                              Number of
                                               Ordinary           Price Per
             Date of Sale                       Shares             Share*
            --------------                    ----------          ---------
            March 24, 2005                      12,200              $4.02
            March 24, 2005                         100              $4.04
            March 24, 2005                      12,900              $4.06
            March 24, 2005                      27,100              $4.07
            March 24, 2005                       2,950              $4.08
            March 24, 2005                         400              $4.09
            March 24, 2005                       4,700              $4.10
            March 24, 2005                         400              $4.11
            March 24, 2005                         600              $4.16
            March 24, 2005                      17,550              $4.17
            March 24, 2005                      99,400              $4.20
            March 24, 2005                       3,200              $4.21

            March 24, 2005                         800              $4.22
            March 24, 2005                         600              $4.31
            March 24, 2005                       6,700              $4.35
            March 24, 2005                       5,200              $4.36
            March 24, 2005                         200              $4.39
            March 24, 2005                         200              $4.40
            March 24, 2005                       4,800              $4.41
            March 28, 2005                      14,500              $5.70
            March 28, 2005                       5,000              $5.71
            March 28, 2005                         500              $5.72
            March 28, 2005                       2,110              $5.75
            March 28, 2005                       2,360              $5.76
            March 28, 2005                         700              $5.77
            March 28, 2005                       5,000              $5.79
            March 28, 2005                       6,730              $5.83
            March 28, 2005                       3,270              $5.84
            March 28, 2005                      65,330              $6.00
            March 28, 2005                       1,600              $6.01
            March 28, 2005                       7,900              $6.02
            March 28, 2005                      15,300              $6.03
            March 28, 2005                         200              $6.04
            March 28, 2005                      10,500              $6.05
            March 28, 2005                         500              $6.07
            March 28, 2005                      31,200              $5.30
            March 28, 2005                      19,500              $5.31
            March 28, 2005                       9,200              $5.32
            March 28, 2005                       5,600              $5.33
            March 28, 2005                       1,500              $5.34
            March 28, 2005                      14,500              $5.35
            March 28, 2005                       1,500              $5.36
            March 28, 2005                       5,200              $5.37
            March 28, 2005                         100              $5.40
            March 28, 2005                       3,500              $5.41
            March 28, 2005                         700              $5.42
            March 28, 2005                       5,000              $5.70
            March 28, 2005                       5,000              $5.71
            March 28, 2005                       5,000              $5.72
            March 28, 2005                       5,000              $5.75
            March 28, 2005                      10,000              $5.76
            March 28, 2005                      21,410              $5.77
            March 28, 2005                       5,000              $5.78
            March 28, 2005                      10,000              $5.79
            March 28, 2005                      25,200              $5.80
            March 28, 2005                       2,200              $5.81

            March 28, 2005                       2,600              $5.82
            March 28, 2005                       5,000              $5.83
            March 29, 2005                      60,000              $4.80
            March 29, 2005                       6,000              $4.81
            March 29, 2005                       8,000              $4.88
            March 29, 2005                       8,000              $4.90
            March 29, 2005                      45,000              $5.15
            March 29, 2005                      15,000              $5.20
            March 29, 2005                      40,000              $5.21
            March 30, 2005                       7,000              $4.81
            March 30, 2005                      12,000              $4.82
            March 30, 2005                       1,000              $4.85
            March 30, 2005                     110,000              $5.00
            March 30, 2005                       5,000              $5.01
            March 30, 2005                      20,000              $5.10
            March 30, 2005                      30,000              $5.15
            March 31, 2005                       6,120              $4.35
            March 31, 2005                      14,000              $4.36
            March 31, 2005                       3,300              $4.37
            March 31, 2005                       4,500              $4.38
            March 31, 2005                         600              $4.39
            March 31, 2005                       9,500              $4.40
            March 31, 2005                         880              $4.41
            March 31, 2005                       1,700              $4.42
            March 31, 2005                         400              $4.43
            March 31, 2005                         100              $4.51
            March 31, 2005                       3,500              $4.55
            March 31, 2005                       2,500              $4.60
            March 31, 2005                      25,000              $4.64
            March 31, 2005                      30,000              $4.65
            March 31, 2005                      49,000              $4.66
            March 31, 2005                      20,000              $4.69
            April 1, 2005                       12,035              $4.00
            April 1, 2005                        4,265              $4.01
            April 1, 2005                        1,400              $4.02
            April 1, 2005                          500              $4.03
            April 1, 2005                          400              $4.04
            April 1, 2005                       31,400              $4.05
            April 1, 2005                        7,757              $4.15
            April 1, 2005                          400              $4.16
            April 1, 2005                          843              $4.17
            April 1, 2005                        1,000              $4.18
            April 1, 2005                        4,260              $4.25
            April 1, 2005                          100              $4.30

            April 1, 2005                        3,000              $4.33
            April 1, 2005                          200              $4.36
            April 1, 2005                          400              $4.38
            April 1, 2005                       28,000              $4.05
            April 1, 2005                        2,000              $4.07
            April 1, 2005                       10,000              $4.09
            April 1, 2005                        3,000              $4.10
            April 1, 2005                          100              $4.30
            April 4, 2005                       24,300              $4.02
            April 4, 2005                        5,700              $4.04
            April 5, 2005                       20,000              $4.02
            April 5, 2005                       13,000              $4.04
            April 5, 2005                        7,000              $4.066
            April 5, 2005                        9,900              $4.07
            April 5, 2005                       10,000              $4.075
            April 5, 2005                          100              $4.08
            April 5, 2005                       13,500              $4.20
            April 5, 2005                        5,900              $4.21
            April 5, 2005                        2,600              $4.22
            April 5, 2005                        5,000              $4.26
            April 5, 2005                        3,100              $4.30
            April 5, 2005                        2,000              $4.31
            April 5, 2005                        1,035              $4.32
            April 5, 2005                       21,100              $4.35
            April 5, 2005                        1,630              $4.36
            April 5, 2005                        2,535              $4.37
            April 5, 2005                        3,530              $4.38
            April 5, 2005                        4,000              $4.39
            April 5, 2005                       14,900              $4.40
            April 5, 2005                          100              $4.41
            April 5, 2005                        4,670              $4.42
            April 5, 2005                        1,500              $4.43

-------------------------

*    Does not include broker's commissions.

     Except for such transactions, Mr. Maiman has not effected any transactions in the Ordinary Shares since January 1, 2005.

     (d) No person other than Mr. Maiman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

     (e) Not applicable.



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


                                    SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 9 to the Statement is true, complete and correct.



Date: April 11, 2005




                                            /s/Joseph Maiman
                                            ----------------
                                            Joseph Maiman







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